Exhibit 4.11

Form of Power of Attorney

Date: [Execution Date]

We, [Name of the VIE Shareholders] (with Identification Card No.: [***]),citizens of the People’s Republic of China (“China”), and joint holders of 100% of the entire registered capital in [Name of VIE] (“Our Shareholding”), hereby irrevocably authorize [Name of WFOE] (the “WFOE”) to exercise the following rights as agreed relating to Our Shareholding in this Power of Attorney:

The WFOE is hereby authorized to act on behalf of ourselves as our exclusive agent and attorney with respect to all matters concerning our Shareholding, including without limitation to: 1) propose, convene and attend shareholders’ meetings of [Name of VIE]; 2) exercise all the shareholder’s rights and shareholder’s voting rights we are entitled to under the laws of China and [Name of VIE]’ Articles of Association, including but not limited to the sale or transfer or pledge or disposition of our Shareholding in part or in whole; 3) designate and appoint on behalf of ourselves the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of [Name of VIE]; and 4) obtain the information with respect to the operation, business, clients, finance, employees and other relevant information of [Name of VIE] and inspect related records and materials.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority under this Power of Attorney to execute the Transfer Contracts stipulated in Exclusive Option Agreement, to which we are required to be a party, on behalf of ourselves, and to effect the terms of the Equity Pledge Agreement and Exclusive Purchase Option Agreement, both dated the date hereof, to which we are parties.

All the actions associated with Our Shareholding conducted by the WFOE shall be deemed as our own actions, and all the documents related to Our Shareholding executed by the WFOE shall be deemed to be executed by me. When acting in respect of any and all of the aforementioned matters, the WFOE may act at its own discretion and does not need to seek our prior consent. We hereby acknowledge and ratify those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to we or obtaining our consent.

So long as we are shareholders of [Name of VIE], this Power of Attorney shall be irrevocably and continuously valid and effective from the date of its execution, unless the WFOE issues adverse instructions in writing. Once the WFOE instructs me in writing to terminate this Power of Attorney in whole or in part, we will immediately withdraw the authorization herein granted to the WFOE and execute power(s) of attorney in the same format of this Power of Attorney, granting to other persons nominated by the WFOE the same authorization under this Power of Attorney.

We hereby waive all the rights associated with Our Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by ourselves

This Power of Attorney is written in Chinese and English with equal legal validity; in case there is any conflict between the Chinese version and the English version, the English version shall prevail.

[The space below is intentionally left blank.]

Name:
By:

Schedule of Material Differences

The VIE Shareholders of each VIE as set out below grant power of attorney to Beijing Rongqiniu Information Technology Co., Ltd., Beijing Rongsanliuling Information Technology Co., Ltd., as applicable, the WFOE, using this form. Pursuant to Instruction ii to Item 601 of Regulation S-K, the Registrant may only file this form as an exhibit with a schedule setting forth the material details in which the executed agreements differ from this form:

No.	Name of WFOE	Name of VIE Shareholder	Name of Variable Interest Entity (the “VIE”)	Execution Date
1	Beijing Rongqiniu Information Technology Co., Ltd.	Ye Huijing, Lu Jiayan, Liu Caofeng	Beijing Rongdiandian Information Technology Co., Ltd. (“RDD”)	April 3, 2019(1)
2	Beijing Rongqiniu Information Technology Co., Ltd	Li Shusheng; Chen Hao	Beijing Kartner Information Technology Co., Ltd.(2)	March 26, 2026
3	Beijing Rongsanliuling Information Technology Co., Ltd	Zhou Deyou; Liu Haiping	Beijing Guangkezhixun Information Technology Co., Ltd. (“GKZX”)	January 22, 2026(3)
4	Beijing Rongqiniu Information Technology Co., Ltd	Zhang Mingzhi; Xu Limin	Beijing Tianyi Chuangshi Technology Co., Ltd.	February 28, 2026

Notes:

(1)

The shareholding structure of RDD was updated in 2019 and concurrent with the completion of equity transfer in RDD, the previous contractual arrangements Beijing Rongqiniu Information Technology Co., Ltd. entered into with RDD and its then previous shareholders that provided Beijing Rongqiniu Information Technology Co., Ltd. effective control over RDD were terminated and a new set of contractual arrangements with the same terms were entered into with RDD and its then current shareholders.

(2)	Beijing Kartner Information Technology Co., Ltd. was formerly known as Beijing Xiaokayingjia Technology Co. Ltd.
(3)

The shareholding structure of GKZX was updated in both 2021, 2022, and 2026 and concurrent with each completion of equity transfer in GKZX, the previous contractual arrangements Beijing Rongsanliuling Information Technology Co., Ltd. entered into with GKZX and its then previous shareholders that provided Beijing Rongsanliuling Information Technology Co., Ltd. effective control over GKZX were terminated and a new set of contractual arrangements with the same terms were entered into with GKZX and its then current shareholders.